Exhibit 99.1

AMBOW EDUCATION HOLDING LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To be held on December 22, 2022

To the Shareholders of

Ambow Education Holding Ltd.:

Notice is hereby given that the Annual Meeting of the Shareholders of Ambow Education Holding Ltd. (the “Company”) will be held on December 22, 2022 at 11:00 a.m. local time at Conference Room Yingzunge, 12th Floor, Tower 1, Financial Street Chang’an Center, Shijingshan District, Beijing, People’s Republic of China 100043, and at any adjourned or postponement thereof. The Annual Meeting is called for the following purposes:

1. To elect Mingjun Wang to serve on the Board of Directors of the Company as a Class II director until the 2025 annual meeting of shareholders of the Company or until his respective successor is duly appointed and qualified;

2. To ratify the appointment of Marcum Asia CPAs LLP as the independent auditor of the Company for the fiscal year ending December 31, 2022 relating to financial statements prepared in accordance with generally accepted accounting principles in the United States (“GAAP”);

3. To approve the Sale (as defined below), and vote upon, as Special Resolution, that the Sale be and hereby authorized and approved and the directors of the Company be and are hereby authorized to do all things necessary to give effect to the Purchase Agreement; and

4. To consider and take action upon such other matters as may properly come before the Annual Meeting or any adjournment or postponement thereof.

The Company and its wholly-owned subsidiaries, namely Ambow Education Ltd., Ambow Education Management Ltd. and Ambow Education Group Ltd. (collectively, the “Ambow Subs”) entered into a share purchase agreement dated November 23, 2022 (the “Purchase Agreement”) with Clover Wealth Limited (the “Purchaser”). Pursuant to the Purchase Agreement, the Company and the Ambow Subs have agreed to sell all of the equity interests in the Ambow Subs to the Purchaser in consideration of the Purchaser paying US$12,000,000 in cash to the Company (the “Sale”). The Sale is subject to customary conditions precedent. The Sale is conditioned upon receiving approval from Ambow’s shareholders. Please refer to “Proposal No. 3: The Sale” of the proxy statement dated November 23, 2022 for details of the transaction. Upon completion of the Sale, the Company would have, through its subsidiaries, sold substantially all of its assets in China.

A proxy statement providing information, and a form of proxy to vote, with respect to the foregoing matters accompany this notice. The Board of Directors of the Company fixed the close of business on November 3, 2022 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Annual Meeting or any adjourned or postponement thereof. Holders of the Company’s American depositary shares who wish to exercise their voting rights for their underlying ordinary shares must act through the depositary of the Company, Citibank, N.A.

Holders of record of the Company’s ordinary shares as of the Record Date are cordially invited to attend the Annual Meeting in person. Your vote is important. Whether or not you expect to attend the Annual Meeting in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible.

We look forward to seeing as many of you as can attend at the Annual Meeting.

By Order of the Board of Directors,
Jin Huang
Chairman of the Board
November 23, 2022

AMBOW EDUCATION HOLDING LTD.

PROXY STATEMENT

for

ANNUAL MEETING OF SHAREHOLDERS

To be held on
December 22, 2022

PROXY SOLICITATION

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the “Board” or the “Board of Directors”) of Ambow Education Holding Ltd. (the “Company,” “Ambow,” “we,” “us,” or “our”) for the Annual Meeting of Shareholders to be held at Conference Room Yingzunge, 12th Floor, Tower 1, Financial Street Chang’an Center, Shijingshan District, Beijing, People’s Republic of China 100043 on December 22, 2022, at 11:00 a.m. local time and for any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders. Any shareholder giving such a proxy has the power to revoke it at any time before it is voted. Written notice of such revocation should be forwarded directly to the Company, at 12th Floor, Tower 1, Financial Street, Chang’an Center, Shijingshan District, Beijing, People’s Republic of China 100043, Attn: Jin Huang. Proxies may be solicited through the mails or direct communication with certain shareholders or their representatives by Company officers, directors, or employees, who will receive no additional compensation therefor. Holders of the Company’s American depositary shares (“ADS”) who wish to exercise their voting rights for their underlying ordinary shares must act through the depositary of the Company, Citibank, N.A.

If the enclosed proxy is properly executed and returned, the shares represented thereby will be voted in accordance with the directions thereon and otherwise in accordance with the judgment of the persons designated as proxies. Any proxy on which no direction is specified will be voted in favor of the actions described in this Proxy Statement.

The Company will bear the entire cost of preparing, assembling, printing and mailing this Proxy Statement and any additional material that may be furnished to shareholders. The date on which this Proxy Statement will first be mailed or given to the Company’s shareholders is on or about November 23, 2022.

Your vote is important. Whether or not you expect to attend the Annual Meeting in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible to ensure your representation at such meeting.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Those statements in this proxy statement that are not historical facts (such as those related to the closing of the Sale contemplated by the Purchase Agreements) are “forward-looking statements” that are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. These forward-looking statements, which may be identified by their use of words such as “plan,”“may,”“believe,”“expect,”“intend,”“will,”“could,”“would,”“should”, and other words and terms of similar meaning in connection with any discussion of our prospects, financial statements, business, dividends, financial condition, revenues, results of operations or liquidity, involve risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition to other factors and matters contained or incorporated in this document, important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements.

In addition, we are subject to risks and uncertainties and other factors detailed in the section entitled “Risk Factors” of this proxy statement and in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on May 2, 2022, which should be read in conjunction with this proxy statement. See “Where You Can Find More Information.” Many of the factors that will impact the completion of the Sale are beyond our ability to control or predict. In light of the significant uncertainties inherent in the forward-looking statements contained in this proxy statement, readers should not place undue reliance on forward-looking statements. We cannot guarantee any future results, levels of activity, performance, or achievements. The statements made in this proxy statement represent our views as of the date of this proxy statement, and it should not be assumed that the statements made in this proxy statement remain accurate as of any future date. Moreover, we assume no obligation to update forward-looking statements, except as may be required by law.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING

The following is information regarding the proxy material, annual meeting and voting is presented in a question and answer format.

Q. What is the purpose of this document?

A. This document serves as the Company’s Proxy Statement, which is being provided to Company shareholders of record at the close of business on November 3, 2022 (the “Record Date”) because the Company’s Board of Directors is soliciting their proxies to vote at the 2022 Annual Meeting of Shareholders (“Annual Meeting”) on the items of business outlined in the Notice of Annual Meeting of Shareholders (the “Meeting Notice”).

Q. Why am I receiving these materials?

A. We have sent you this Proxy Statement and the enclosed proxy card because the Board of Directors of the Company is soliciting your proxy to vote at the Annual Meeting, including at any adjournments or postponements of the meeting. You are invited to attend the Annual Meeting to vote on the proposals described in this Proxy Statement. However, you do not need to attend the meeting to vote your shares. Instead, you may simply complete, sign and return the enclosed proxy card.

When you sign the enclosed proxy card, you appoint the proxy holder as your representative at the meeting. The proxy holder will vote your shares as you have instructed in the proxy card, thereby ensuring that your shares will be voted whether or not you attend the meeting. Even if you plan to attend the meeting, you should complete, sign and return your proxy card in advance of the meeting just in case your plans change.

If you have signed and returned the proxy card and an issue comes up for a vote at the meeting that is not identified on the card, the proxy holder will vote your shares, pursuant to your proxy, in accordance with his or her judgment.

The Company intends to mail this proxy statement and accompanying proxy card on or about November 23, 2022 to all shareholders of record entitled to vote at the Annual Meeting.

Q. Who may vote and how many votes my I cast?

A. Only shareholders of record on the Record Date will be entitled to vote at the Annual Meeting. On the Record Date, there were 46,077,926 Class A ordinary shares outstanding and entitled to vote and 4,708,415 Class C ordinary shares outstanding and entitled to vote. Each Class A ordinary share is entitled to one vote on each matter and each Class C share is entitled to ten votes on each matter.

Q. What am I voting on?

A. You are being asked to vote to on the following matters:

•	To elect one Class II director;

•	To ratify the appointment of Marcum Asia CPAs LLP (f/k/a Marcum Bernstein & Pinchuk LLP) as the independent auditor of the Company for the fiscal year ending December 31, 2022 relating to financial statements prepared in accordance with GAAP;
•	To approve the Sale as defined below; and
•	To consider and take action upon such other matters as may properly come before the Annual Meeting or any adjournment or postponement thereof.

If any nominee for director is unable or unwilling to serve, or if an item properly comes up for vote at the Annual Meeting, or at any adjournment or postponement thereof, that is not described in the Meeting Notice, that person acting as proxy pursuant to the proxy card will vote the shares as recommended by the Board of Directors pursuant to the discretionary authority granted in the proxy. At the time this Proxy Statement was printed, we were not aware of any matters to be voted on which are not described in this Proxy Statement.

Q. How do I vote?

A. You may either vote “For” or “Against” the nominee to the Board of Directors named herein and you may vote “For” or “Against” each of the other proposals, or “Abstain” from voting on such other proposals. Holders of the Company’s ADSs who wish to exercise their voting rights for their underlying ordinary shares must act through the depositary of the Company, Citibank, N.A.

Q. How does the Board recommend I vote?

A. Our Board of Directors recommends that you vote:

•	FOR election of our nominee for Class II director;
•	FOR ratification of the appointment of Marcum Asia CPAs LLP (f/k/a Marcum Bernstein & Pinchuk LLP) as the independent auditor of the Company for the fiscal year ending December 31, 2022 relating to financial statements prepared in accordance with GAAP; and
•	FOR approval of the Sale.

Q. What if I change my mind after I vote via proxy?

A. You may revoke your proxy at any time before your shares are voted by:

•	mailing a later dated proxy prior to the Annual Meeting;
•	delivering a written request in person to return the executed proxy;
•	voting in person at the Annual Meeting; or
•	providing written notice of revocation to the Company at 12th Floor, Tower 1, Financial Street, Chang’an Center, Shijingshan District, Beijing, People’s Republic of China 100043, Attn: Jin Huang.

Q. How many shares must be present to hold a valid meeting?

A. For us to hold a valid Annual Meeting, we must have a quorum, which means that greater than 33.33% of all Class A and Class C ordinary shares present in person or by proxy and entitled to vote at the Annual Meeting. On the Record Date, there were 50,786,341 ordinary shares outstanding. Therefore, at least 16,927,088 shares need to be present in person or by proxy at the Annual Meeting in order to hold the meeting and conduct business.

Q. How many votes are required to approve an item of business?

A. The affirmative vote of a simple majority of the Class A and Class C ordinary shares (voting together) present and entitled to vote at the Annual Meeting is required for (i) the election of the director, and (ii) the ratification of the appointment of Marcum Asia CPAs LLP as the independent auditor of the Company for the fiscal year ending December 31, 2022. The approval of the Sale Proposal requires at least two-thirds of votes cast by shareholders as, being entitled to do so, vote in person or by proxy or by corporate representative, at the meeting.

Q. Who pays the cost for soliciting proxies?

A. We will pay the cost for the solicitation of proxies by the Board of Directors. Our solicitation of proxies will be made primarily by mail. Proxies may also be solicited personally, by telephone, fax or e-mail by our officers, directors, and regular supervisory and executive employees, none of whom will receive any additional compensation for their services. We will also reimburse brokers, banks, custodians, other nominees and fiduciaries for forwarding these materials to beneficial holders to obtain the authorization for the execution of proxies.

Q. Where can I find additional information about the Company?

A. Our reports on Forms 20-F and 6-K filed with the Securities and Exchange Commission (the “SEC”), and other publicly available information, should be consulted for other important information about the Company.

Q: What is the Sale Proposal?

A: Pursuant to the Purchase Agreement (as defined below), the Company and Ambow Subs have agreed to sell all of the equity interests in each Ambow Sub to Clover Wealth Limited, a British Virgin Islands business company (the “Purchaser”), in consideration of the Purchaser paying US$12,000,000 in cash to the Company (the “Sale”). The Sale is conditioned upon receiving approval from Ambow’s shareholders. Upon completion of the Sale, the Company would have, through its subsidiaries, sold substantially all of its assets in China. For details of the Purchase Agreement, please also see “Proposal No. 3: The Sale—Background and Reasons for the Sale” below.

Q: What will happen if the Sale Proposal is approved by our shareholders?

A: Under the terms of the Purchase Agreements, if the Sale is approved by our shareholders and the Sale is completed, we will no longer conduct any business in China. As such, we will become a company with operations and assets in the U.S. only. Our reporting obligations as a SEC-registered public company will not be affected as a result of completing the Sale. However, following the Sale, we may not be able to satisfy the continued quantitative maintenance standards of the NYSE American. Following the Sale, we plan to actively consider ways to pursue new strategic alternatives, including but not limited to potential business combinations. We may not able to successfully execute one or more strategic alternatives, including but not limited to potential business combinations, and our ADSs may be delisted from the NYSE American. See “Risk Factors—Our ADSs may be delisted from the Nasdaq.”

Q: Am I entitled to appraisal or dissenters’ rights in connection with the Sale Proposal?

A: No appraisal or dissenters’ rights are available to our shareholders under the Companies Law of the Cayman Islands or our memorandum and articles of association in connection with the types of actions contemplated under the Sale Proposal. As a result, holders of our Shares or ADSs will not have the right to seek appraisal and payment of the fair value of the Shares, including those underlying their ADSs.

RISK FACTORS

In addition to the other information contained in this proxy statement, you should carefully consider the following risk factors relating to the Sale before you decide whether to vote for the proposals. You should also consider the other information in the proxy statement and our other reports on file with the SEC. See “Where You Can Find More Information.”

The Sale may not be completed if the parties fail to obtain shareholder approval or satisfy other closing conditions, or otherwise.

There will be uncertainties in completing the Sale, which remains subject to conditions precedent involving, among other things, obtaining shareholder approval. See “Proposal No. 3: The Sale—Terms of the Share Purchase Agreement—Conditions to the Sale Closing.” In addition, the Purchase Agreement may be terminated by mutual agreements.

For as long as we remain a public company, we will continue to incur the expenses of complying with public company reporting requirements.

Our reporting obligations as a SEC registrant will not be affected as a result of completing the Sale. For as long as we remain as such, we have an obligation to continue to comply with the applicable reporting requirements of the Exchange Act, which includes the filing with the SEC of periodic reports and other documents relating to our business, financial conditions and other matters, even though compliance with such reporting requirements is economically burdensome.

Our ADSs may be delisted from the NYSE American.

Following the completion of the Sale, we may not be able to satisfy the continued quantitative maintenance standards of the NYSE American. Any delisting of our ADSs from NYSE American could adversely affect our ability to attract new investors, decrease the liquidity of our outstanding ADSs, reduce our flexibility to raise additional capital, reduce the price at which our ADSs trade, and increase the transaction costs inherent in trading such shares with overall negative effects for our shareholders. In addition, delisting of our ADSs could deter broker-dealers from making a market in or otherwise seeking or generating interest in our ADSs, and might deter certain institutions and persons from investing in our securities at all. For these reasons and others, delisting could adversely affect the price of our Shares and our business, financial condition and results of operations.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of November 3, 2022 with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, for:

•	each person known to us to own beneficially more than 5% of our ordinary shares;
•	each of our directors and executive officers who beneficially own our ordinary shares; and
•	all of our directors and executive officers as a group.

As of November 3, 2022, the percentage of beneficial ownership for holders of Class A ordinary shares is based on 46,077,926 Class A ordinary shares issued and outstanding and the percentage of beneficial ownership for holders of Class C ordinary shares is based on 4,708,415 Class C ordinary shares issued and outstanding, both of which classes of ordinary shares exclude unvested restricted shares. On all matters subject to vote at general meetings of the Company, the holders of Class A ordinary shares are entitled to one vote per share and the holders of Class C ordinary shares are entitled to ten votes per share.

Citibank, N.A., the depositary, has advised us that, as of November 3, 2022, 7,765,189 ADRs, representing 15,530,378 underlying Class A ordinary shares were outstanding. The number of beneficial owners of our ADRs in the United States is likely to be much larger than the number of record holders of our Class A ordinary shares in the United States.

Unless otherwise indicated, the address of such individual is c/o Ambow Education Holding Ltd., 12th Floor, Tower 1, Financial Street, Chang’an Center, Shijingshan District, Beijing, People’s Republic of China 100043.

	Shares beneficially owned						Percentage of votes held
Name	Number of Class A ordinary shares	Percentage of Class A ordinary shares (%)	Number of Class C ordinary shares	Percentage of Class C ordinary shares (%)	Number of total ordinary shares	Percentage of total ordinary shares (%)	Based on total Class A ordinary shares (%)	Based on total Class C ordinary shares (%)	Based on total ordinary shares (%)
Directors and Executive Officers
Jin Huang (2)(6)	351,312	0.76%	4,708,415	100%	5,059,727	9.96%	0.76%	100%	50.92%
Xuejun Xie	-	-	-	-	-	-	-	-	-
Jianguo Xue	-	-	-	-	-	-	-	-	-
Yigong Justin Chen	-	-	-	-	-	-	-	-	-
Mingjun Wang	-	-	-	-	-	-	-	-	-
Ralph Parks	-	-	-	-	-	-	-	-	-
Yanhui Ma	-	-	-	-	-	-	-	-	-
Chiao-Ling Hsu	-	-	-	-	-	-	-	-	-
All executive officers and directors of the company as a group (8 persons)(4)	1,501,012	3.26%	4,708,415	100%	6,209,427	12.23%	3.26%	100%	52.15%
5% and Greater Shareholders
New Summit Global Limited	2,703,475	5.87%	-	-	2,703,475	5.32%	5.87%	-	2.90%
CEIHL Partners (I) Limited (3)	3,420,375	7.42%	-	-	3,420,375	6.73%	7.42%	-	3.67%
CEIHL Partners (II) Limited (3)	11,144,636	24.19%	-	-	11,144,636	21.94%	24.19%	-	11.96%
New Flourish Holdings Limited (5)(6)	768,962	1.67%	4,288,415	91.08%	5,057,377	9.96%	1.67%	91.08%	46.86%
Spin-Rich Ltd. (5)(7)	-	-	420,000	8.92%	420,000	0.83%	-	8.92%	4.51%

Note: Shares of executive officers and directors less than 1% of outstanding shares and shares of shareholders less than 5% of outstanding shares were not shown.

(1)	In computing the number of shares beneficially owned by a person and the percentage ownership of a person, shares subject to warrants or other derivative securities held by that person that are currently exercisable or exercisable within 60 days are deemed outstanding. Such shares, however, are not deemed outstanding for purposes of computing the percentage ownership of each other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares.
(2)	Of the 351,312 Class A Ordinary Shares (i) 287,214 of the Class A Ordinary Shares are owned by New Flourish Holdings Limited (“New Flourish”) for the benefit of Dr. Huang and certain officers of the Company, and (ii) 64,098 of the Class A Ordinary Shares are owned directly by Dr. Huang. Dr. Huang as the sole director of New Flourish has voting control and investment power over the Class A Ordinary Shares held by New Flourish, but disclaims beneficial ownership over such shares, which are held for the benefit of certain officers of the Company.
(3)	Mr. Pan Jianyue is the general partner of CEIHL Partners (I) Limited and CEIHL Partners (II) Limited (collectively “CEIHL”). CEIHL Partners (I) Limited holds 3,420,375 Class A Ordinary Shares and CEIHL Partners (II) Limited holds 11,144,636 Class A Ordinary Shares. As the general partner of CEIHL Partners (I) Limited and CEIHL Partners (II) Limited, Mr. Pan Jianyue has sole voting and dispositive power over the Class A Ordinary Shares held by CEIHL.
(4)	Includes Class A Ordinary Shares and Class C Ordinary Shares held by all of our directors and executive officers as a group.
(5)	Of the 4,708,415 Class C Ordinary Shares, (i) 4,288,415 of the Class C Ordinary Shares are owned by New Flourish for the benefit of Dr. Jin Huang, and (ii) 420,000 of the Class C Ordinary Shares are owned by Spin-Rich Ltd. Dr. Huang as the sole director of New Flourish has voting control and investment power over the Class C Ordinary Shares held by New Flourish.
(6)	Dr. Jin Huang, as the sole director of New Flourish has voting control and investment power over the Class A Ordinary Shares and the Class C Ordinary Shares owned by New Flourish. Dr. Huang disclaims beneficial ownership over the Class A Ordinary Shares, which are held for the benefit of certain officers of the company.
(7)	Dr. Jin Huang has sole voting control and investment power over Class C Ordinary Shares owned by Spin-Rich Ltd.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

Our Board of Directors currently consists of four directors: Dr. Jin Huang, Mr. Justin Chen, Dr. Yanhui Ma and Mr. Mingjun Wang.

We have a staggered board. The directors are divided into Class I, Class II and Class III, respectively. All of our directors are elected for three year terms.

No shareholder has the contractual right to designate persons to be elected to our Board of Directors, and our Sixth Amended and Restated Memorandum and Articles of Association provides that directors will be elected upon a resolution passed at a duly convened shareholders meeting by holders of a majority of our outstanding shares being entitled to vote in person or by proxy at such meeting, to hold office until the expiration of their respective terms. There is no minimum shareholding or age limit requirement for qualification to serve as a member of our Board of Directors.

The Board of Directors has nominated the person identified under the caption Class II for election as a director, to serve until the 2025 annual meeting and their successors have been elected and qualified. If any nominee becomes unavailable for election, which is not expected, the persons named in the accompanying proxy intend to vote for any substitute whom the Board of Directors nominates.

Class III	Class II	Class I
Jin Huang	Mingjun Wang(1)(2)*	Yigong Justin Chen (1)
Yanhui Ma(1)(2)

(1) Member of the Audit Committee

(2) Member of the Compensation Committee

* On September 30, 2022, Mr. Ping Wu, our former director, resigned as a member of the Board of Directors. Mr. Wu also resigned as a member of the Company’s Audit Committee and Compensation Committee, effective on that same date. Mr. Wu was also Chairman of the Compensation Committee. Mr. Wu’s resignation was to pursue other personal endeavors, and not due to any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. On September 30, 2022, Mr. Mingjun Wang was appointed to fill the vacancy on the Board of Directors of the Company until his successor is duly qualified and elected to succeed him at the Company’s next annual meeting or such earlier date of his resignation or removal. The Company has determined that Mr. Wang is “independent” under NYSE American listing standards and other governing laws and applicable regulations, including Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Mr. Wang currently serves on each of the Audit Committee and Compensation Committee.

The Company has no reason to believe that the nominee will not be a candidate or will be unable to serve. However, in the event that the nominee should become unable or unwilling to serve as a director, the persons named in the proxy have advised that they will vote for the election of such person or persons as shall be designated by the directors.

If a quorum is present at the Annual Meeting, the Class II nominee for director receiving the affirmative vote of a simple majority of the shares present and entitled to vote in person or by proxy for the election of directors at the Annual Meeting will be elected to our Board of Directors.

The following sets forth certain information with respect to our directors.

Yigong Justin Chen has served a member of our board of directors since March 2013. Mr. Justin Chen is an independent non-executive director of the Company. Mr. Chen is a counsel at PacGate Law Group. He is a California licensed attorney and is qualified to practice before the United States Patent and Trademark Office. Mr. Chen graduated from the University of Iowa, College of Law in 1998, with a Juris Doctor degree and graduated from Peking University, Department of Biochemistry with a bachelor’s degree in 1992 and obtained his Master of Biochemistry and Juris Doctor degrees, both from University of Iowa in 1995 and 1998, respectively.

Mingjun Wang has served as a member of our board of directors since September 2022 and is an independent non-executive director of the Company. Mr. Mingjun Wang, has over 30 years of operating and management experience in the education and publishing industries. Since 2003, he has served as Chairman of the board directors of Beijing Century Oriental Science and Technology Inc. Since 2017, he has been an executive partner of Edtech Venture, a U. S. venture capital firm. Mr. Wang is also an entrepreneur and independent investor in the United States and China, with investment portfolios including Splashtop, Homatch, Century Oriental, OSA Technologies, 100E Inc. etc. Previously, Mr. Wang held Editor In Chief and Vice President positions of the Publishing House of Electronics Industry of China, and served as a member of the board of directors of China Electronics Association. Mr. Wang joined Pearson Education as international rights manager in 1999. Mr. Wang graduated from Stanford University, School of Business in 1998 with a Master of Science in Management degree, obtained his Master of Electronics Engineering degree from Xidian University in 1988 and a Bachelor of Science degree from Shandong University, Department of Mathematics in 1983.

Jin Huang has served as our President and Chief Executive Officer and as a member of our board of directors since our inception in August 2000. Dr. Huang has over 15 years of academic and industry experience in Silicon Valley. Prior to founding Ambow, Dr. Huang was a founding engineer at Avant!, where she was responsible for product design and engineering management. Dr. Huang holds a bachelor’s degree in Computer Science, a master’s degree in Computer Science and a Ph.D. in Electronic Engineering from the University of Electronic Science & Technology of China. From 1990 to 1993, Dr. Huang was doing research and completed her Ph.D. dissertation at the University of California, Berkeley.

Yanhui Ma joined the board of directors in May 2014. Dr. Ma is an independent non-executive director of the Company. Dr. Ma has been involved in the creation, funding and development of several healthcare companies, especially joint venture corporations between China and the United States. Dr. Ma also served on the board of directors of several healthcare related corporations he founded or co-founded in the US and China, including Sinocare and SinoMed. Dr. Ma organized and co-founded the International Drug Delivery Society and served as Vice Chairman of the Society previously. He also served as the Vice President of US Silicon Valley Chinese Business Association.

The business address of each of our directors is c/o Ambow Education Holding Ltd., 12th Floor, Tower 1, Financial Street, Chang’an Center, Shijingshan District, Beijing, People’s Republic of China 100043.

There are no family relationships among any of our directors and executive officers. None of our non-executive directors has any employment or service contract with the Company. We believe that each of the non-executive members of our Board of Directors is an “independent director” as that term is used in the NYSE corporate governance rules.

Duties of Directors

In general, under Cayman Islands law, our directors have a duty of loyalty to act honestly, in good faith and in our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our Memorandum and Articles of Association then in effect. In certain limited circumstances, our shareholders have the right to seek damages through a derivative action in the name of the Company if a duty owed by our directors is breached.

Board Meetings and Executive Sessions

Once a quarter, and more often if circumstances require, our Board of Directors holds meetings. In addition to regularly scheduled Board meetings, the independent directors of the Board meet on a regular basis to fulfill their responsibilities on each of the Board committees. The independent directors also meet annually in executive sessions without the presence of management and non-independent directors.

Committees of our Board of Directors

We have established an Audit Committee and a Compensation Committee. We have adopted a charter for each of these committees. These committees’ members and functions are briefly described below. As a Cayman Islands exempted company, we are not required to have a separate Nominating and Corporate Governance Committee of the Board. Our full Board of Directors will perform the functions performed by such committee.

Audit Committee

Our Audit Committee consists of Yigong Justin Chen, Yanhui Ma and Mingjun Wang, each of whom meets the independence standards of the NYSE and the SEC. Yigong Justin Chen is the Chairperson of our Audit Committee. Mr. Yanhui Ma serves as our Audit Committee financial expert. The responsibilities of our Audit Committee include, among other things:

•	Appointing, and overseeing the work of our independent auditors, approving the compensation of our independent auditors, and, if appropriate, discharging our independent auditors;

•	Pre-approving engagements of our independent auditors to render audit services and/or establishing pre-approval policies and procedures for such engagements and pre-approving any non-audit services proposed to be provided to us by our independent auditors;

•	Discussing with management and our independent auditors significant financial reporting issues raised and judgments made in connection with the preparation of our financial statements;

•	Reviewing and discussing reports from our independent auditors on (1) the major critical accounting policies to be used, (2) significant alternative treatments of financial information within the U.S. generally accepted accounting principles, or GAAP, that have been discussed with management, (3) ramifications of the use of such alternative disclosures and treatments, and (4) other material written communications between our independent auditors and management;

•	Resolving any disagreements between management and our independent auditors regarding financial reporting;

•	Establishing procedures for receiving, retaining and treating any complaints we receive regarding accounting, internal accounting controls or auditing matters and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and

•	Reporting regularly to the full Board of Directors.

Compensation Committee

Our Compensation Committee consists of Dr. Yanhui Ma and Mr. Mingjun Wang, each of whom is an “independent director” as that term is used in the NYSE corporate governance rules. Dr. Yanhui Ma is the Chairperson of our Compensation Committee. Our Compensation Committee assists the Board of Directors in reviewing and approving the compensation structure of our directors and officers, including all forms of compensation to be provided to our directors and officers. The responsibilities of our Compensation Committee include, among other things:

•	Reviewing and recommending to our Board of Directors with respect to the total compensation package for our executive officers;

•	Reviewing and recommending to our Board of Directors with respect to director compensation, including equity-based compensation; and

•	Reviewing periodically and recommending to the Board of Directors with respect to any long term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Compensation Committee Interlocks and Insider Participation

No member of our Compensation Committee has at any time been an officer or employee of ours or our subsidiaries. No interlocking relationship exists between our Board of Directors or Compensation Committee and the Board of Directors or Compensation Committee of any other company, nor has any interlocking relationship existed in the past.

Director Compensation

On October 14, 2014, the Board of Directors granted restricted stock to each non-executive member of the Board. The number of shares of restricted stock subject to each award was determined by dividing US$ 200 by the Cayman Court approved price US$1.480 per share of Ambow’s ordinary shares on May 14, 2014. Total numbers of shares of restricted stock were 811,359. The awards vested at a rate of 1/36 per month on the 14th day of each month during the first three anniversaries of May 14, 2014, subject to continued service on the Board. As of December 31, 2021, these awards of restricted stock were fully vested, with 15,027 shares of restricted stock vested but not issued. We accrued fees to each non-executive independent director for their services rendered to the Company starting from October 15, 2018. As of November 3, 2022, we accrued an aggregate US$0.6 million for director compensation. We do not provide our directors with any pension, retirement or similar benefits on termination.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF THE CLASS II NOMINEE.

PLEASE NOTE: If your shares are held in street name, your broker, bank, custodian, or other nominee holder cannot vote your shares in the election of directors, unless you direct the holder how to vote, by marking your proxy form.

EXECUTIVE OFFICERS

The table below sets forth the certain information relating to our executive officers.

Name	Age	Position
Jin Huang	56	President, Chief Executive Officer, Acting Chief Financial Officer and Chairman of the Board
Xuejun Xie	56	Vice President, Public Relationship and Legal Affairs
Jianguo Xue	56	Vice President, Sales
Chiao-Ling Hsu	53	Chief Operating Officer

Jin Huang has served as our President and Chief Executive Officer and as a member of our board of directors since our inception in August 2000. Dr. Huang has served as our Acting Chief Financial Officer since September 2022. Dr. Huang has over 15 years of academic and industry experience in Silicon Valley. Prior to founding Ambow, Dr. Huang was a founding engineer at Avant!, where she was responsible for product design and engineering management. Dr. Huang holds a bachelor’s degree in Computer Science, a master’s degree in Computer Science and a Ph.D. in Electronic Engineering from the University of Electronic Science & Technology of China. From 1990 to 1993, Dr. Huang was doing research and completed her Ph.D. dissertation at the University of California, Berkeley.

Xuejun Xie has served as our Vice President, Human Resources and Administration since 2000. Prior to joining Ambow, Ms. Xie taught biology at Sichuan Normal University from July 1988 to October 1999. Ms. Xie holds a bachelor’s degree in biology from East China Normal University.

Jianguo Xue has served as our Vice President, Sales in charge of degree schools since December 2003. Prior to joining Ambow, Mr. Xue served as a Managing Director of Clever Software Group and Executive President of Heilongjiang Clever Networks Co., Ltd., a software company listed in China, from July 1993 to November 2003. Mr. Xue holds a bachelor’s degree in English Language and Literature from Beijing Foreign Studies University and a master’s certificate in English linguistics from Beijing Normal University.

Chiao-Ling Hsu has served as our Chief Operating Officer in June 2015. Ms. Hsu has over 15 years of operating and management experience in the education industry. Since 2011, she has served as Chief Executive Officer of Hwa Kang Foundation, and as Executive Director of the Innovative Biz Group in the School of Continuing Education (SCE) at Chinese Culture University in Taipei. From 2012 to 2014, Ms. Hsu also was Vice Chairperson at the Center For Credentialing & Education in Greensboro, North Carolina in the United States. Previously, Ms. Hsu held several positions in the SCE at Chinese Culture University, including Chief Operating Office, Director of the Customer Contact Center, and Director of the E-learning Development Center. Ms. Hsu is a graduate of Chinese Culture University, and also holds a Master of Business Education from New York University.

The business address of each of our executive officers is c/o Ambow Education Holding Ltd., 12th Floor, Tower 1, Financial Street, Chang’an Center, Shijingshan District, Beijing, People’s Republic of China 100043.

There are no family relationships among any of our directors and executive officers.

Terms of Executive Officers

Our executive officers are appointed by, and serve at the discretion of, our Board of Directors.

Compensation of Executive Officers

During 2021, the aggregate cash compensation that we paid to our executive officers as a group was RMB 3.0 million (US$ 0.5 million), which includes bonuses, salaries and other benefits that were earned in 2020 and paid in 2021. Our full-time employees in the PRC, including our executive officers, participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to qualified employees. We do not provide our directors with any pension, retirement or similar benefits on termination.

For detailed share-based compensation of our executive officers, please refer to our Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC.

Employment Agreements

Service Agreement with Dr. Jin Huang

We entered into a service agreement dated August 28, 2007 with Dr. Jin Huang, our Chief Executive Officer. The initial employment term under this service agreement is two years, which will automatically be extended by successive periods of twelve months, unless we or Dr. Huang gives the other party a written notice three months prior to the commencement of the next twelve-month period indicating that the notifying party does not wish to extend the employment term, in which case the employment term will expire at the end of such three month notice period.

In the event that we terminate Dr. Huang’s employment for cause, or if Dr. Huang voluntarily resigns (other than a resignation for good cause following a change of control), Dr. Huang will not be entitled to receive any severance benefits; provided, that Dr. Huang will be able to exercise any vested and unexercised awards under our equity incentive plans in accordance with the terms set forth therein.

In the event that we terminate Dr. Huang’s employment under circumstances other than a change of control and for any reason other than for cause or voluntary termination, or if within 24 months after a change of control Dr. Huang is involuntarily terminated (other than for cause) or voluntarily resigns for good cause, Dr. Huang will be entitled to certain severance benefits, including:

•	A lump sum payment consisting of: (i) an amount equal to one-time Dr. Huang’s then annual salary; (ii) a prorated bonus based on target opportunity for the year; and (iii) an amount equal to 12 months’ housing allowance;

•	The right to exercise any and all unexercised stock options granted under our equity incentive plans in accordance with their terms, as if all such unexercised stock options were fully vested, within one year of the effective date of such termination; and

•	Any other bonus amounts or benefits to which Dr. Huang may be entitled under any of our benefit plans.

Pursuant to the service contract, Dr. Huang also has agreed to certain non-competition undertakings during the term of her employment and for a period of one-year following any termination of her employment. These non-competition undertakings include that Dr. Huang may not, during the one-year period following any termination of her employment, (i) solicit or entice away any of our clients or prospective clients, (ii) have any business dealings with any of our clients or prospective clients, (iii) solicit or entice away any individual who is employed by us as a director or in a managerial, executive or technical capacity, or employ or engage any such individual, or (iv) carry on, set up, be employed, engaged or interested in a business anywhere in the PRC which is in competition with our business as of the termination date. These non-competition undertakings will not prohibit Dr. Huang from seeking or doing any business that is not in direct or indirect competition with our business, nor will they prevent Dr. Huang from holding shares or other capital not amounting to more than 5% of the total issued share capital of any company which is listed on a regulated market. Dr. Huang is entitled to receive one-half her annual base salary over the post-termination non-competition period as consideration for her non-competition undertakings, which are subject to our making such payments.

“Cause” means that Dr. Huang habitually neglects her duties to us or engages in gross misconduct during the term of the service agreement and “gross misconduct” means her misappropriation of funds, securities fraud, insider trading, unauthorized possession of corporate property, the sale, distribution, possession or use of a controlled substance, conviction of any criminal offense or entry of a plea of nolo contendere (or similar plea) to a charge of such an offense or a breach of the service agreement and failure to cure such breach within ten days after written notice thereof.

“Good cause” means, without Dr. Huang’s express prior written consent, (i) she is assigned duties materially inconsistent with her position, duties, responsibilities, or status with the Company which substantially vary from that which existed immediately prior to the change of control, and such reassignment is not directly related to her incapacity, disability or any “cause”; (ii) she experiences a change in her reporting levels, titles, or business location (more than 50 miles from her current business location or residence, whichever is closer to the new business location) which substantially varies from that which existed immediately prior to the change of control, and such change is not directly related to her incapacity, disability or any “cause”; (iii) she is removed from any position held immediately prior to the change of control, or if she fails to obtain reelection to any position held immediately prior to the change of control, which removal or failure to reelect is not directly related to her incapacity or disability, “cause” or death; (iv) she experiences a reduction in salary of more than ten percent below that which existed immediately prior to the change of control, and such reduction is not directly related to her incapacity, disability or any “cause”; (v) she experiences an elimination or reduction of any employee benefit, business expenses, reimbursement or allotment, incentive bonus program, or any other manner or form of compensation available to her immediately prior to the change of control and such change is not otherwise applied to others in the Company with her position or title and is not directly related to her incapacity, disability or any “cause”; or (vi) we fail to obtain from any successor, before the succession takes place, a written commitment obligating the successor to perform the service agreement in accordance with all of its terms and conditions.

“Change in control” means (i) any merger, consolidation, or sale of the Company such that any individual, entity or group acquires beneficial ownership of 50 percent or more of our voting capital stock, (ii) any transaction in which we sell substantially all of our material assets, (iii) our dissolution or liquidation, (iv) any change in the control of the composition of our board of directors such that the shareholders who as of the date of the service agreement controlled the composition of our board of directors shall cease to have such control, or (v) there has occurred a “change of control”, as such term (or any term of like import) is defined in any of the following documents which is in effect with respect to us at the time in question: any note, evidence of indebtedness or agreement to lend funds to us, any option, incentive or employee benefit plan of us or any employment, severance, termination or similar agreement with any person who is then our employee.

Employment Agreements with our other Executive Officers

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period subject to renewal. We may terminate employment with or without cause in accordance with the Labor Contract Law of the PRC and the applicable PRC regulations. As stipulated under the applicable laws, we may be required to provide severance compensation as expressly required by applicable law. In certain cases, in the event of termination without cause, we are also required to provide severance compensation in accordance with the terms of the applicable employment agreement.

Confidential Information and Invention Assignment Agreements

We have also entered into a confidential information and invention assignment agreement with each of our executive officers. We require all of our employees to execute the same confidential information and invention assignment agreement or an agreement on substantially similar terms. Under the terms of the agreement, each executive officer has agreed to hold, both during and after such executive officer’s term of employment, in strictest confidence and not to use, except for our benefit, or to disclose to any person, firm or corporation without written authorization, any confidential information. Confidential information does not include any information which has become publicly known and made generally available through no wrongful act of our executive officers. Each executive officer has also agreed during such officer’s term of employment not to improperly use or disclose any proprietary information or trade secrets of any former or current employer or other person or entity unless consented to in writing by such employer, person or entity. In addition, each executive officer has agreed to disclose to us, hold in trust for the sole right and benefit of us and assign to us, all right, title and interest in and to, any and all inventions, original works of authorship, developments, concepts, improvements or trade secrets, whether or not patentable or registerable under copyright or similar laws, which such executive officer may solely or jointly conceive, develop or reduce to practice or cause to be conceived, developed or reduced to practice, during the period of employment. Furthermore, each executive officer has agreed to not directly or indirectly solicit, induce, recruit or encourage any employees to leave their employment during the 12-month period immediately following such executive officer’s termination of employment.

Equity-Based Compensation Plans

2010 Equity Incentive Plan

On June 1, 2010, we adopted the 2010 Equity Incentive Plan, or the “2010 Plan”, which became effective upon the completion of the IPO on August 5, 2010 and terminated automatically 10 years after its adoption.

Amended and Restated 2010 Equity Incentive Plan

On December 21, 2018, we amended and restated the 2010 Plan, which became effective upon the approval of the shareholders at the Annual Meeting of Shareholders in December 2018. The Amended 2010 Plan will continue in effect for 10 years from the date adopted by the Board, unless terminated earlier under section 18 of the Plan.

Share reserve. The maximum aggregate number of our ordinary shares that may be issued under our Amended 2010 Plan is such number of shares as shall be equal to 6,500,000 Class A Ordinary Shares, plus any shares that subject to stock options or similar awards granted under the 2005 Stock Plan that expire or otherwise terminate without having been exercised in full, and shares issued pursuant to awards granted under the 2005 Stock Plan that are forfeited to or converted by the company, with the maximum number of shares to be added to the Amended 2010 Plan equal to 293,059 Class A Ordinary Shares. In addition, our Amended 2010 Plan provides for increases in the number of shares available for issuance thereunder on the closing day of each future registration before the fiscal years ending December 31, 2021, in the amount equal to 15% of the Class A Ordinary Shares issued in each registration.

Shares issued pursuant to awards under the Amended 2010 Plan that we repurchase or that are forfeited, as well as shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award, will become available for future grant under the Amended 2010 Plan. In addition, to the extent that an award is paid out in cash rather than shares, such cash payment will not reduce the number of shares available for issuance under the Amended 2010 Plan. As of December 31, 2021, the Group granted up to 1,905,222 Class A Ordinary Shares of the company to its employees, outside directors and consultants.

Administration. Our board of directors or a committee of our board of directors administers our Amended 2010 Plan. Different committees with respect to different groups of service providers may administer our Amended 2010 Plan. Subject to the provisions of our Amended 2010 Plan, the administrator has the power to determine the terms of the awards, including the recipients, the exercise price, the number of shares subject to each such award, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration payable upon exercise. The administrator also has the authority to modify or amend awards, to prescribe rules and to construe and interpret the Amended 2010 Plan and to institute an exchange program whereby the exercise prices of outstanding awards may be reduced, outstanding awards may be surrendered in exchange for awards with a higher or lower exercise price, or outstanding awards may be transferred to a third party.

Options. The administrator may grant incentive stock option (“ISOs”) or nonstatutory stock option (“NSOs”) under our Amended 2010 Plan. The exercise price of options granted under our Amended 2010 Plan must at least be equal to the fair market value of our ordinary shares on the date of grant and its term may not exceed ten years, except that with respect to any participant who owns more than 10% of the total combined voting power of all classes of our outstanding shares, or of certain of our parent or subsidiary corporations, the term of an ISO must not exceed five years and the exercise price of such ISO must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all other options.

After termination of an employee, director or consultant, he or she may exercise his or her option, to the extent vested as of such date of termination, for the period of time stated in the option agreement. In the absence of a specified period of time in the option agreement, the option will remain exercisable for a period of three months following termination (or twelve months in the event of a termination due to death or disability). However, in no event may an option be exercised later than the expiration of its term.

Share appreciation rights. Share appreciation rights may be granted under our Amended 2010 Plan. Share appreciation rights allow the recipient to receive the appreciation in the fair market value of our ordinary shares between the exercise date and the date of grant. The exercise price of share appreciation rights granted under our Amended 2010 Plan must at least be equal to the fair market value of our ordinary shares on the date of grant. The administrator determines the terms of share appreciation rights, including when such rights vest and become exercisable and whether to settle such awards in cash or with our ordinary shares, or a combination thereof. Share appreciation rights expire under the same rules that apply to options.

Restricted shares. Restricted shares may be granted under our Amended 2010 Plan. Restricted share awards are ordinary shares that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Restricted shares will vest and the restrictions on such shares will lapse, in accordance with terms and conditions established by the administrator. The administrator will determine the number of restricted shares granted to any employee. The administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals and/or continued service to us. Recipients of restricted share awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Restricted shares that do not vest for any reason will be forfeited by the recipient and will revert to us.

Restricted share units. Restricted share units may be granted under our Amended 2010 Plan. Each restricted share unit granted is a bookkeeping entry representing an amount equal to the fair market value of an ordinary share. Restricted share units are similar to awards of restricted shares, but are not settled unless the award vests. The awards may be settled in shares, cash, or a combination of both, as the administrator may determine. The administrator determines the terms and conditions of restricted share units including the vesting criteria and the form and timing of payment.

Performance units and performance shares. Performance units and performance shares may be granted under our Amended 2010 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. Performance units will have an initial dollar value established by the administrator prior to the grant date. Performance shares will have an initial value equal to the fair market value of our ordinary shares on the grant date. Payment for performance units and performance shares may be made in cash or in our ordinary shares with equivalent value, or in some combination, as determined by the administrator.

Transferability. Unless the administrator provides otherwise, our Amended 2010 Plan does not allow for the transfer of awards other than by will or the laws of descent and distribution and only the recipient of an award may exercise an award during his or her lifetime.

Certain adjustments. In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the Amended 2010 Plan, the administrator will make adjustments to one or more of the number and class of shares that may be delivered under the plan and/or the number, class and price of shares covered by each outstanding award and the numerical share limits contained in the plan. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction.

Change in control transactions. Our Amended 2010 Plan provides that in the event of our merger or change in control, as defined in the Amended 2010 Plan, each outstanding award will be treated as the administrator determines, except that if the successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for each outstanding award without the prior written consent of the participant, then such award will fully vest, all restrictions on such award will lapse, all performance goals or other vesting criteria applicable to such award will be deemed achieved at 100% of target levels and such award will become fully exercisable, if applicable, for a specified period prior to the transaction. The award will then terminate upon the expiration of the specified period of time.

Amendment and Termination. Our Amended 2010 Plan became effective upon its adoption by the Board. It will continue in effect for a term of ten (10) years from the date adopted by the Board, unless terminated earlier under Section 18 of the Plan. Our board of directors has the authority to amend, suspend or terminate the Amended 2010 Plan provided such action does not impair the rights of any participant with respect to any outstanding awards.

The following table summarizes, as of December 31, 2021, the share options and other equity awards granted to our executive officers under our Amended 2010 Plan or pursuant to other arrangements approved by our board of directors:

Name	Ordinary Shares Underlying Options Granted & Restricted Shares		Date of Grant (original)	Date of Grant (New)	Date of Expiration
Dr. Jin Huang	(1	)*	02/25/10	11/22/18	—
Tan Kia Jing **	(1	)*	02/10/09	11/22/18	—
	(1	)*	02/25/10	11/22/18	—
	(1	)*	02/25/11	11/22/18	—
Xuejun Xie	(1	)*	08/04/06	11/22/18	—
	(1	)*	08/26/08	11/22/18	—
	(1	)*	02/25/10	11/22/18	—
	(1	)*	—	05/18/15	—
Jianguo Xue	(1	)*	08/26/08	11/22/18	—
	(1	)*	02/25/10	11/22/18	—
	(1	)*	—	05/18/15	—
Chiao-Ling Hsu	(1	)*	—	05/18/15	—

*	Less than 1% of the outstanding ordinary shares

Mr. Kia Jing Tan resigned as our Chief Financial Officer, effective September 19, 2022. Dr. Jin Huang, President and Chief Executive Officer of the Company, serves as Acting Chief Financial Officer until a replacement is appointed.

(1)	Restricted shares

Our non-employee directors have received restricted shares.

Restricted Stock Awards

On November 22, 2018, the Board of Directors approved to grant 200,000 shares of the restricted stock to senior employees of the Company. Twenty-five percent of the awards shall vest on the one-year anniversary of the vesting commence date, and the remainder shall vest in equal and continuous monthly installments over the following thirty-six months thereafter, subject to participant's continuing service of the Company through each vesting date. In 2020 and 2021, 50,001 and 50,000 shares of restricted stock were vested, respectively.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Code of Ethics

We adopted a Code of Business Conduct and Ethics in accordance with Section 406 of the Sarbanes-Oxley Act of 2002 and Item 406 of Regulation S-K, which is applicable to all of our directors, officers and employees. The Code of Business Conduct and Ethics is intended to promote honest and ethical conduct, full and accurate reporting, and compliance with laws as well as other matters. A printed copy of the Code of Business Conduct and Ethics may be obtained free of charge by writing to 12th Floor, Tower 1, Financial Street, Chang’an Center, Shijingshan District, Beijing, People’s Republic of China 100043 and is available on our website at www.ambow.com.

Related Party Transactions

PRC laws and regulations prohibit foreign ownership of primary and middle schools for students in grades one to nine and foreign ownership of Internet content business in China.

We conduct our education business in China primarily through contractual arrangements among our subsidiaries and variable interest entities (“VIEs”) in China. Our VIEs and their respective subsidiaries hold the requisite licenses and permits necessary to conduct our education business in China and operate our tutoring and training centers, K-12 schools and career enhancement training centers. These contractual arrangements enable us to:

•	Exercise effective control over our VIEs and their respective subsidiaries;

•	Receive a substantial portion of the economic benefits from our VIEs and their respective subsidiaries in consideration for products sold and technical support, marketing and management consulting services provided by Ambow Education Management, Ambow Shengying, BoheLe and Ambow Chuangying to our VIEs and their respective subsidiaries; and

•	Have an exclusive option to purchase all or part of the equity interests in our VIEs, in each case when and to the extent permitted by applicable PRC law.

Our subsidiaries and VIEs’ subsidiaries have engaged, during the ordinary course of business, in a number of customary transactions with each other. All of these inter-company balances have been eliminated in consolidation.

As of December 31, 2021, we had RMB 3.1 million (US$ 0.5 million) due from certain related parties and owed RMB 3.8 million (US$ 0.6 million) to certain related parties. For a list of these transactions we have entered into with and the outstanding balances to and from such related parties for the years ended December 31, 2019, 2020 and 2021, see Note 24 to audited consolidated financial statements. We do not believe that such transactions with the related parties require approval from the government.

PROPOSAL NO. 2

RATIFICATION OF INDEPENDENT AUDITOR

The Audit Committee has appointed Marcum Asia CPAs LLP (f/k/a Marcum Bernstein & Pinchuk LLP) as independent auditor to audit the financial statements of the Company for the year ending December 31, 2022 relating to financial statements prepared in accordance with GAAP, and the Board of Directors is asking shareholders to ratify that appointment.

A representative of Marcum Asia CPAs LLP is expected to be present at the Annual Meeting, with the opportunity to make a statement, if he or she desires to do so, and is expected to be available to respond to appropriate questions.

The Audit Committee is not required to take any action as a result of the outcome of the vote on this proposal. In the event shareholders fail to ratify the appointment, the Audit Committee will reconsider this appointment. Even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent accounting firm at any time during the year if the Audit Committee determines that such a change would be in the Company’s and the shareholders’ best interests.

Audit Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Marcum Asia CPAs LLP, our independent registered public accounting firm, for 2021 and 2020, respectively. We did not pay any other fees to our independent registered public accounting firm during the years indicated below.

	For the year ended December 31,
	2021	2020

	(U.S. dollars in millions)
Audit fees	0.5	0.6

“Audit fees” means the aggregated fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and the review of our comparative interim financial statements.

Audit Committee Pre-Approval

Our Audit Committee pre-approves all auditing services and permitted non-audit services to be performed for us by our independent auditor, including the fees and terms thereof (subject to the de minimums exceptions for non-audit services described in Section 10A(i)(l)(B) of the Exchange Act that are approved by our Audit Committee prior to the completion of the audit). All of the services described above were approved by our Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X promulgated by the SEC.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RATIFICATION OF THE APPOINTMENT OF MARCUM ASIA CPAS LLP AS THE COMPANY’S INDEPENDENT AUDITOR FOR THE YEAR ENDING DECEMBER 31, 2022.

PROPOSAL NO. 3

THE SALE

The following discussion is a summary of the material terms of the Sale. We encourage you to read carefully and in their entirety the Share Purchase Agreement as it is the legal document that governs the Sale. The Share Purchase Agreement, furnished as Exhibit 99.2 to Form 6-K furnished by the Company to the SEC on November 23, 2022, is incorporated by reference into this proxy statement.

Parties to the Share Purchase Agreement

The Share Purchase Agreement (the “Purchase Agreement”) was entered into by and among Ambow, Ambow Education Ltd., a company duly incorporated and validly existing under the Laws of the Cayman Islands, Ambow Education Management Ltd., a company duly incorporated and validly existing under the Laws of the Cayman Islands, Ambow Education Group Ltd., a company duly incorporated and validly existing under the Laws of Hong Kong and Clover Wealth Limited, a company duly incorporated and validly existing under the Laws of the British Virgin Islands (the “Purchaser”) on November 23, 2022. Ambow Education Ltd., Ambow Education Management Ltd., and Ambow Education Group Ltd. are collectively referred herein as the “Ambow Subs”.

The Company

Ambow Education Holding Ltd. is not an operating company but a Cayman Islands holding company with operations primarily conducted by its subsidiaries and variable interest entities, or VIEs. We operated our business in China through our PRC subsidiaries and our VIEs, and rely on contractual arrangements among our PRC subsidiaries, the VIEs and VIEs’ shareholders to operate our business in China.

Our business addresses three critical demands in China’s education market: students’ aspirations to be admitted to top secondary and post-secondary schools, the desire for graduates to obtain more attractive jobs and the need for schools and corporate clients to optimize their teaching and operating environment. We offer high-quality, individualized services and products through our integrated online and offline delivery model powered by our proprietary technologies and infrastructure.

Our principal executive offices are located at 12th Floor, Tower 1, Financial Street, Chang’an Center, Shijingshan District, Beijing 100043, People’s Republic of China. Our telephone number at this address is +86 (10) 6206-8000. Our registered office of the Cayman Islands companies is ICS Corporate Services (Cayman) Limited, 3-212 Governors Square, 23 Lime Tree Bay Avenue, P.O. Box 30746, Seven Mile Beach, Grand Cayman KY1--1203. Our registered office telephone number is + 86 21 6428 9510-815.

For a description of our history, development, business and organizational structure, see our Annual Report on Form 20-F for the year ended December 31, 2021, filed on May 2, 2022, which is incorporated herein by reference. Please see “Where You Can Find More Information” beginning on page 60 for a description of how to obtain a copy of our Annual Report.

Ambow Subs

Each of the Ambow Subs is a wholly-owned subsidiary of the Company. Ambow holds 100% equity interests in each of the Ambow Subs.

The Purchaser

The Purchaser is an entity owned and controlled by certain investors. Ambow’s China management team members led by Xuejun Xie, Ambow’s Vice President, Public Relationship and legal affairs, are minority shareholders of the Purchaser.

The Purchase Agreement and the Sale

Pursuant to the terms of the Purchase Agreement, the Company has agreed to sell all of the equity interests in Ambow Subs to the Purchaser in consideration of the Purchasers paying US$12,000,000 to the Company (the “Sale”).

Upon completion of the Sale, the Company would have, through its subsidiaries, sold substantially all of its assets in China and continue offering career-oriented post-secondary educational services to undergraduates through Bay State College and NewSchool in the U.S. For details of the Purchase Agreement, please see “Proposal No. 3: The Sale—Background and Reasons for the Sale” below.

The complete text of the Purchase Agreement, furnished as Exhibit 99.2 to Form 6-K furnished by the Company to the SEC on November 23, 2022, is incorporated by reference into this proxy statement. We encourage you to read the Purchase Agreement in its entirety because it is the legal document that governs the Sale.

Consideration for the Sale

In consideration of the sale of the equity interests in Ambow Subs, the Purchaser will pay US$12,000,000 to the Company.

Background and Reasons for the Sale

The Board and senior management members of the Company have periodically reviewed the Company’s long-term strategic plan with the goal of maximizing shareholder value. As part of this ongoing process, the Board and senior management members of the Company also have periodically reviewed strategic alternatives that may be available to the Company with the objective of increasing shareholder value, including potential commercial and strategic business partnerships, acquisition transactions, new business lines, and capital market events.

In 2020, the COVID-19 pandemic and preventative or protective actions taken by the PRC government in respect of this pandemic had caused business disruption, including our K-12 schools, tutoring centers and training offices in China have been closed during the period starting January 19, 2020 until the middle of 2020. As a result, the Company’s revenue from PRC decreased by 18% from RMB 503.2 million in 2019 to RMB411.8 million in 2020.

The Company has taken various measures to reduce the impact of the COVID-19 pandemic on its services and operations, such as moving offline classes to online classes. Furthermore, the Company has been taking actions to improve its liquidity, including reducing capital expenditures and operating expenses while maintaining quality and safety standards, and closing tutoring centers and training offices with bad performance.

The adverse impact of COVID-19 continued into the first half of 2021, with episodes of resurgence in various Chinese cities creating uncertainties for the Company’s offline operations.

Our business and operations are primarily conducted in China and are governed by PRC laws and regulations. The private education industry in the PRC is subject to various laws and regulations. Relevant laws and regulations could be changed to accommodate the development of the education industry, in particular, the private education markets from time to time. For example, the Implementing Rules for the Law for Promoting Private Education of the PRC (the “2021 Implementing Rules”), which took effect on September 1, 2021, further regulates various aspects of the operation of a private school, including but not limited to, the eligibility for preferential tax treatments, transactions with interested parties, payment of registered capital and ownership restrictions. To comply with the 2021 Implementing Rules, we have to dispose our “K9 business” providing compulsory education services.

On March 30, 2021, the General Office of MOE promulgated the Notice of Further Strengthening the Sleep Management of Primary and Middle School Students, pursuant to which all the live online training activities on the online after-school training platforms shall end before 9 p.m.

On July 24, 2021, the General Office of Central Committee of the Communist Party of China and the General Office of State Council issued the Opinions on Further Easing the Burden of Excessive Homework and after-school Tutoring for Students Undergoing Compulsory Education (the “Opinions”), which aims to further regulate after-school tutoring activities (including both online and offline tutoring) and effectively ease the burden of excessive homework and after-school tutoring for students at compulsory education stage. The Opinions provides a number of restrictive measures regulating the institutions engaging in online and offline tutoring business.

On July 28, 2021, the General Office of the MOE issued the Notice on Further Clarifying the Curriculum-based and Non-curriculum-based Scope of After-school Tutoring at Compulsory Education Stage, which stipulates that when conducting after-school tutoring, ethics and the rule of law, language, history, geography, mathematics, foreign languages (English, Japanese, Russian), physics, chemistry, and biology are managed as curriculum-based tutoring, while physical education (or sports and health), art (or music, fine arts), and comprehensive practical activities (including information technology education, labor and technical education), etc. are managed as non-curriculum-based tutoring.

These newly imposed operational restrictions have materially limited the Company’s ability to conduct its operations, and the Company’s financial performance has been materially and adversely affected. For example, student numbers and service hours of our tutoring business has been negatively affected.

In light of the promulgation of the Opinions and other recent regulatory changes, the Company has been taking measures to close some of our tutoring centers and downsized our teaching and support staff numbers. However, other restrictions imposed by the Opinions, such as the prohibition of academic after-school tutoring institutions from raising funds by listing on stock markets or conducting any capitalization activities, and prohibition on listed companies from investing in academic after-school tutoring institutions through capital markets fund raising activities, or acquiring assets of academic after-school tutoring institutions by paying cash or issuing securities, have severely limited the Company’s ability to raise financing required to support its transition away from the provision of junior English language training to aptitude training products.

In addition, the Opinions impose a series of structural requirements on after-school tutoring institutions such as the Company. The Opinions require all after-school tutoring institutions to register as non-profit organizations and prohibits foreign capital from controlling or participating in any academic after-school tutoring institutions through mergers and acquisitions, entrusted operation, joining franchise or variable interest entities. On August 30, 2021, the MOE, together with two other government authorities, issued a circular requiring all academic after-school tutoring institutions to complete registration as non-profit by the end of 2021, and all academic after-school tutoring institutions shall, before completing such registration, suspend enrollment of students and charging fees.

Since the promulgation of the relevant laws and regulations, the Company has explored various strategic options available to the Company that would be in the best interest of the Company’s shareholders. The Company considered various options, including raising new equity and/or debt financings for the Company, sale of assets, or other forms of strategic alternatives. The Company reached out to various potential investors to explore potential opportunities of such transactions. Due to the significant amount of regulatory uncertainties, no potential investor expressed interest in providing financing or engaging in other types of strategic transactions with the Company. In the meantime, the Company has been in discussions with local regulators and its PRC legal advisors to take the necessary measures to ensure its businesses were operated in compliance with the regulations.

On September 13, 2022, Dr. Jin Huang, chairwoman of the Board and chief executive officer of the Company, submitted a preliminary non-binding letter of intent (the “Proposal Letter”) from Clover Wealth Limited, the Purchaser, to the Board. In the Proposal Letter, the Purchaser proposes to acquire (i) all of the equity interests in WFOE and VIE of the Company; (ii) all of the intellectual properties used in the conduct of business of WFOE and VIE and owned by a subsidiary of the Company (the “Proposed Transaction”) (the entities and assets described in (i) and (ii), representing substantially all assets of the Company other than the Company's U.S. assets, collectively the "Target Assets"). The purchase will include all assets and liabilities. The proposed total purchase price for the Target Assets is US$10,000,000.

On September 16, 2022, the Board held a telephonic meeting to discuss the Proposal Letter. During the meeting, the Board carefully evaluated the Proposal Letter. The Board determined it was in the best interest of the Company and its shareholders to have the Board consider and negotiate the Proposed Transaction, any alternative offer or proposal to the Proposed Transaction made by any other person and other strategic alternatives available to the Company. In addition, the Board discussed the valuation process of the Target Assets and believe that it’s the best interest of the Company to engage a reputable independent valuation firm to provide a fairness opinion on the Target Assets. After taking into account the recent changes in the PRC policies which have material adverse effect on conducting the Company’s China business, the Board carefully considered the Proposal Letter, resolved that Company management be authorized, approved and ratified to proceed with negotiations and discussions with the Purchaser with respect to the proposed transaction, and proceed with identifying and engaging a reputable independent valuation firm with respect to the valuation of the Target Assets.

On September 20, 2022, the Company announced the receipt of the Proposal Letter and furnished a Form 6-K with the SEC announcing the Proposal Letter on September 30, 2022.

On September 30, 2022, the Board engaged CHFT Advisory And Appraisal Limited (“CHFT”) to provide a fairness opinion on the Target Assets. Under the terms of the engagement agreement, CHFT received a flat fee of $21,087 which has been paid in full. There are no contingent or other fees or compensation payable to CHFT. None of CHFT, its associates or affiliates, is an insider, or holds any securities of Ambow or any of its affiliates, and CHFT did not recommend the amount of consideration to be paid in connection with the Proposed Transaction. There had not been any limitation imposed by the Company on the scope of CHFT’s investigation.

On October 20, 2022, CHFT provided a draft fairness opinion to Ambow management. On October 24, 2022, Ambow management held a conference call meeting with CHFT. During the meeting, Ambow management reviewed with CHFT their analysis of the fairness opinion in connection with the consideration to be received by Ambow from the Purchaser in connection with the Proposed Transaction.

On October 28, 2022, CHFT provided the final fairness opinion to the Company. To provide the fairness opinion, CHFT had reviewed the information made available to CHFT by or on behalf of Ambow, including but not limited to certain publicly available financial statements, other business and financial information, and each Ambow Sub’s certain non-publicly available financial statements and financial information, and reviewed certain forward looking information relating to each Ambow Sub prepared by Ambow, including financial projections and operating data prepared by the management of Ambow, and discussed with senior executives of Ambow on the past and current operations and financial condition, and the prospects of each Ambow Sub. CHFT had also reviewed the financial information, to the extent publicly available, of certain selected comparable companies and performed such other analyses. Based upon and subject to the foregoing, and such other factors as CHFT considered relevant as outlined in the fairness opinion, CHFT is of the opinion that the consideration to be received by Ambow in connection with the Proposed Transaction is fair, from a financial point of view, to the shareholders of Ambow.

On October 31, 2022, the Board held a telephonic meeting to discuss with the following documents: (i) the fairness opinion made by CHFT, which opined that the consideration to be received by Ambow Education from Purchaser in connection with the Proposed Transaction, is fair, from a financial point of view, to the shareholders of Ambow Education; (ii) a proposed payment schedule in connection with the Proposed Transaction. After discussions, the Board determined that the fairness opinion supports the Board’s consideration as to the consideration to be received by Ambow. After discussion of the above documents, the Board determined that the Proposed Transaction is in the best interest of Ambow, and Ambow management is empowered and authorized to prepare and negotiate with the Purchaser on a share purchase agreement and the transactions contemplated therein, and determined to recommend to Ambow’s shareholders that they approve the Proposed Transaction and the other proposals contemplated by the Board resolutions and determined that the foregoing be submitted for consideration by Ambow’s shareholders at the Annual Meeting.

On November 5, 2022, Ambow delivered to representative of the Purchaser an initial draft Share Purchase Agreement.

Until November 15, 2022, Ambow management and the Purchaser negotiated the terms of Share Purchase Agreement, resulting in certain changes to key terms of the Proposed Transaction. Initially, the Purchaser proposed the consideration of US$10,000,000. After negotiations, the parties came to agreement on, among others, the consideration of US$12,000,000 and an extended payment schedule. Over the same period, Ambow and the Purchaser exchanged revised drafts of the Share Purchase Agreement.

On November 23, 2022, the parties entered into the Share Purchase Agreement.

On November 23, 2022, Ambow submitted to the SEC a Report of Foreign Private Issuer on Form 6-K disclosing the Share Purchase Agreement.

When the Sale is Expected to be Completed

If the Sale Proposal is approved by our shareholders at the Annual Meeting, we expect to complete the Sale as soon as practicable after all of the other closing conditions in the Purchase Agreement have been satisfied or waived. We, Ambow Subs and the Purchaser are working toward satisfying the conditions to closing and completing the Sale as soon as reasonably practicable. Subject to the foregoing, we currently anticipate to complete the Sale in December 2022. However, there can be no assurance that the Sale will be completed at all or, if completed, when it will be completed.

Recommendation of Our Board of Directors

After careful consideration by the Board, the Board unanimously approved the Purchase Agreement, the Sale and the other transactions contemplated thereby, and unanimously determined that the Sale and the terms of the Purchase Agreement are advisable to, and in the best interests of, the Company and its shareholders.

Accordingly, the Board unanimously recommends that shareholders vote “FOR” approval of the Sale Proposal.

OUR BOARD OF DIRECTORS RECOMMENDS THAT AMBOW’S SHAREHOLDERS VOTE “FOR” PROPOSAL NO. 3, THE SALE.

Effects on Ambow if the Sale is Completed and Nature of Ambow’s Business Following the Sale

If the Sale Proposal is approved by our shareholders and the Sale is completed, we will no longer provide a variety of educational and career enhancement services and products to students, recent graduates, corporate employees and management professionals in China and, will through our subsidiaries, sell substantially all of our assets in China. As such, we will continue offering career-oriented post-secondary educational services to undergraduates through Bay State College and NewSchool in the U.S. and become a holding company with all operations and assets in the U.S.

Following the Sale, we plan to actively consider ways to pursue new strategic alternatives, including but not limited to potential business combinations. We have from time to time engaged in preliminary discussions with parties regarding potential strategic transactions with the Company. However, there is no guarantee that we will reach a definitive agreement with respect to such business combination on terms to our satisfaction. Even if we reach a definitive agreement with respect to a business combination, the closing of such transaction may be subject to a number of conditions, such as obtaining regulatory approvals and shareholder approvals, and we cannot assure you that all conditions to such transaction will be satisfied or that the conditions will be satisfied in the time frame expected. We cannot guarantee that any transaction, even if successful, will result in value for the shareholders. Furthermore, following the closing of a business combination, there is no guarantee that the anticipated synergies and other potential benefits from such transaction will be fully achieved or achieved in the expected time frames.

Our reporting obligations as a SEC-registered public company will not be affected as a result of completing the Sale. However, following the Sale, we may not be able to satisfy the continued quantitative maintenance standards of the NYSE American and our ADSs may be delisted from the NYSE American. See “Risk Factors—Our ADSs may be delisted from the NYSE American.”

We will continue to work to maximize shareholder interests with a goal of returning value to our shareholders. The Sale will not alter the rights, privileges or nature of the issued and outstanding Shares. A shareholder who owns our Shares or ADSs immediately prior to the Sale will continue to hold the same number of Shares or ADSs immediately following the closing of the Sale.

The Sale is not a first step in a “going private” transaction under Rule 13e-3 promulgated under the Exchange Act.

Effects on Ambow if the Sale is Not Completed

If the Sale Proposal is not approved by our shareholders or the other closing conditions set forth in the Purchase Agreement are not satisfied or waived, and the Sale is not completed, due to the recent regulatory developments targeted at after-school tutoring institutions in China, we will not be permitted to provide our after-school tutoring services through our VIE and its subsidiaries and schools. Given the recent regulatory challenges and our needs for capital to cover operational needs, there can be no assurances that the Company is able to maintain its operations as a going concern.

Plans of Ambow Following the Sale

Following the Sale, Ambow will focus on its US operation, with the vision that future education is boundary less. Ambow expects to leverage its patented hybrid technology and solutions, invest resources to ensure its wholly-owned colleges students success, as well as deploy hybrid solutions and services to empower other colleges and universities to reach out more students and increase student’s satisfaction.

The Board of Directors currently believes that the long-term interests of the Company’s shareholders would be best served by the Company pursuing strategic alternatives that the Board of Directors may subsequently determine are in the best interests of the Company’s shareholders, including but not limited to potential business combinations. We have from time to time engaged in preliminary discussions with parties regarding potential strategic transactions with the Company. However, there is no guarantee that we will reach a definitive agreement with respect to such business combination on terms to our satisfaction. Even if we reach a definitive agreement with respect to a business combination, the closing of such transaction may be subject to a number of conditions, such as obtaining regulatory approvals and shareholder approvals, and we cannot assure you that all conditions to such transaction will be satisfied or that the conditions will be satisfied in the time frame expected. We cannot guarantee that any transaction, even if successful, will result in value for the shareholders. Furthermore, following the closing of a business combination, there is no guarantee that the anticipated synergies and other potential benefits from such transaction will be fully achieved or achieved in the expected time frames.

PRC Tax Consequences of the Sale

Based on Ambow’s understanding of the PRC tax law and Cayman Islands tax law, the Sale is not a taxable sale under the PRC Enterprise Income Tax Law and Cayman Enterprise Income Tax Law.

Governmental and Regulatory Approvals

The Sale is not subject to any material regulatory approvals under the applicable Cayman Islands and PRC laws and regulations.

Vote Required for Approval

Under the Purchase Agreement, we cannot complete the Sale unless the Purchase Agreement and the transactions contemplated thereby are authorized and approved by an affirmative vote of shareholders representing at least two-thirds of votes cast by shareholders as, being entitled to do so, vote in person or by proxy or by corporate representative, at the Annual Meeting.

Shares represented at the Annual Meeting but not voted, including abstentions and broker “non-votes,” will be treated as present at the Annual Meeting for purposes of determining the presence or absence of a quorum for the Annual Meeting. Shares represented by ADSs for which the ADS depositary votes at the Annual Meeting will be counted as present for purposes of determining the existence of a quorum.

No Appraisal or Dissenters’ Rights

No appraisal or dissenters’ rights are available to our shareholders under the Companies Law of the Cayman Islands or our memorandum and articles of association in connection with the types of actions contemplated under the Sale Proposal. As a result, holders of our Shares or ADSs will not have the right to seek appraisal and payment of the fair value of the Shares, including those underlying their ADSs.

Terms of the Purchase Agreement

Below and elsewhere in this proxy statement is a summary of the material terms of the Purchase Agreement, furnished as Exhibit 99.2 to Form 6-K furnished by the Company to the SEC on November 23, 2022 is incorporated by reference into this proxy statement. We encourage you to read the Purchase Agreement in its entirety because it is the legal document that governs the Sale. We encourage you to carefully read the Purchase Agreement in its entirety as the summaries contained herein may not contain all of the information about the Purchase Agreement that is important to you. Certain terms defined in the Purchase Agreement have the same meaning as the defined terms used below in this description.

The Purchase Agreement has been included to provide you with information regarding its terms, and we recommend that you carefully read the Purchase Agreement in its entirety. Except for its status as a contractual document that establishes and governs the legal relations among the parties thereto with respect to the Sale, we do not intend its text to be a source of factual, business or operational information about us. The Purchase Agreement contains representations, warranties and covenants that are qualified and limited, including by information in the disclosure schedules referenced in the Purchase Agreement that the parties delivered in connection with the execution of the Purchase Agreement. Representations and warranties may be used as a tool to allocate risks between the respective parties to the Purchase Agreement, including where the parties do not have complete knowledge of all facts, instead of establishing such matters as facts. Furthermore, the representations and warranties may be subject to different standards of materiality applicable to the contracting parties, which may differ from what may be viewed as material to shareholders. These representations may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the Purchase Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this proxy statement. You should not rely on its representations, warranties or covenants as characterizations of the actual state of facts or condition of the Company or any of our affiliates.

The Sale

Pursuant to the terms of the Purchase Agreement, the Company and the Ambow Subs have agreed to sell all of the equity interests in Ambow Subs to the Purchaser in consideration of the Purchasers paying US$12,000,000 in cash to the Company. The Sale is conditioned upon receiving approval from Ambow’s shareholders.

Consideration

In consideration of the sale of the equity interests in Ambow Subs, the Purchaser will pay US$12,000,000 in cash in four installments to the Company in accordance with a payment schedule as follows: (i) the first payment of US$1,200,000 shall be paid upon signing the Purchase Agreement; (ii) the second payment of US$4,800,000 shall be paid on or prior to December 31, 2022; (iii) the third payment of US$3,600,000 shall be paid on or prior to June 30, 2023; and (iv) the fourth payment of US$2,400,000 shall be paid on or prior to December 31, 2023.

Representations and Warranties

The Purchase Agreement contains representations and warranties of the Ambow Subs and the Purchaser, relating, among other things, to shareholding structure of Ambow Subs, the Company’s legal rights to equity interests in Ambow Subs, organization and standing, authorization and effectiveness.

Conditions to Sale Closing

Each party to the Purchase Agreement will not be obligated to complete the transactions contemplated thereunder (the “Sale Closing”) unless a number of conditions are satisfied or waived. These closing conditions are:

1. the representations and warranties made by the Purchaser remaining accurate in all material respects as of the date of the Sale Closing;

2. the covenants and agreements contained in the Purchase Agreement to be complied with by the Purchaser on or before the Sale Closing shall have been complied with in all material respects;

3. no action shall have commenced or threatened by or before any governmental authority against the Purchaser, seeking to restrain or materially and adversely alter the Sale which, in the reasonable, good faith determination of Ambow, is likely to render it impossible or unlawful to consummate the Sale or which could have a material adverse effect; and

4. Ambow shall have received, each in form and substance reasonably satisfactory to Ambow, substantially all third party consents required for consummation of the Sale.

Termination of the Purchase Agreement

The Purchase Agreement may be terminated upon mutual agreement among the parties.

Miscellaneous

Amendments

The Purchase Agreement may only be amended, modified or supplemented by a written instrument executed by all the parties thereto.

Governing Law

The Purchase Agreement is governed by the laws of Hong Kong.

OTHER MATTERS

General

Management does not know of any matters other than those stated in this Proxy Statement that are to be presented for action at the Annual Meeting. If any other matters should properly come before the Annual Meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies. Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

We will bear the cost of preparing, printing, assembling and mailing the Proxy Statement and other material which may be sent to shareholders in connection with this solicitation. In addition to the solicitation of proxies by use of the mails, our officers and regular employees may solicit proxies without additional compensation, by telephone, facsimile or other electronic communications. We may reimburse brokers or other persons holding ordinary shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

A copy of our Annual Report on Form 20-F for the year ended December 31, 2021, including the financial statements thereto, as amended, has been filed with the SEC and is available at http://www.sec.gov. Requests for additional copies of the Proxy Statement should be directed to the Company at 12th Floor, Tower 1, Financial Street, Chang’an Center, Shijingshan District, Beijing, People’s Republic of China 100043, Attn: Jin Huang. Proxy materials are also available on the Company website at: https://ir.ambow.com.

Communications with the Board of Directors

Shareholders wishing to communicate with the Board or any individual director may write to the Board of Directors of the Company at 12th Floor, Tower 1, Financial Street, Chang’an Center, Shijingshan District, Beijing, People’s Republic of China 100043. Any such communication must state the number of shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the full Board or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

Where You Can Find More Information

We file annual reports and other documents with the SEC. Our SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may read and copy any document the Company files at the website of the SEC referred to above. The Company’s file number with the SEC is 001-34824, and the Company began filing through EDGAR beginning on July 14, 2010.

By Order of the Board of Directors,
/s/ Jin Huang
President and Chief Executive Officer

November 23, 2022

ANNUAL MEETING OF SHAREHOLDERS OF

AMBOW EDUCATION HOLDING LTD.

DECEMBER 22, 2022

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The Notice of Meeting, Proxy Statement and Proxy Card are available at: https://ir.ambow.com

Please sign, date and mail your proxy card in the envelope provided promptly.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF THE CLASS II DIRECTOR, “FOR” PROPOSAL 2, AND “FOR” PROPOSAL 3. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☐

This Proxy is Solicited on Behalf of the Board of Directors

The undersigned hereby appoints Jin Huang, individually, as proxy to represent the undersigned at the Annual Meeting of Shareholders to be held at Conference Room Yingzunge, 12th Floor, Tower 1, Financial Street Chang’an Center, Shijingshan District, Beijing, People’s Republic of China 100043 at 11:00 a.m., local time, and at any adjournments thereof, and to vote the ordinary shares the undersigned would be entitled to vote if personally present, as indicated below.

1.	ELECTION OF DIRECTORS:	NOMINEE:

☐	FOR ALL NOMINEES	Mingjun Wang

☐	AGAINST ALL NOMINEES

☐	FOR ALL EXCEPT (See instructions below)

INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here:

2.	RATIFICATION OF INDEPENDENT AUDITOR

☐	FOR

☐	AGAINST

	☐	ABSTAIN

3.		SALE PROPOSAL

	☐	FOR

	☐	AGAINST

	☐	ABSTAIN

If any other business is presented at the meeting, this proxy will be voted by those named in this proxy in their best judgment. At the present time, the Board of Directors knows of no other business to be presented at the meeting. The ordinary shares represented by this proxy, when properly executed, will be voted as directed. If no direction is given, this proxy will be voted in favor of Items 1, 2 and 3. Holders of the Company’s American depositary shares (“ADS”) who wish to exercise their voting rights for their underlying ordinary shares must act through the depositary of the Company, Citibank, N.A. We encourage you to provide instructions to Citibank, N.A. if you hold ADS.

Signature of Shareholder	Date

Signature of Shareholder	Date

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.